

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Qimin Zhou
Chief Financial Officer
China Eastern Airlines Corporation Limited
5/F, Block A2, Northern District, CEA Building
36 Hongxiang 3rd Road, Minhang District, Shanghai
The People's Republic of China

   Re: China Eastern Airlines Corporation Limited
    Form 20-F for the Fiscal Year Ended December 31, 2021
    Filed April 28, 2022
    File No. 001-14550

Dear Qimin Zhou:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Energy & Transportation